SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

For the month of February 2003.

Sun Life Financial Services of Canada Inc. (the “Company”)

(Translation of registrant’s name into English)

150 King Street West, Toronto, Ontario, M5H 1J9

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

Exhibits:

99.1	Press Release dated February 12, 2003 with respect to the Company’s financial results for the three month period and year ended December 31, 2002.

99.2	Press Release dated February 12, 2003 announcing a share repurchase program.

99.3	Notice of Intention to make a Normal Course Issuer Bid dated February 12, 2003.

99.4	Press Release dated February 12, 2003 announcing the Company’s quarterly dividend.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Services of Canada Inc. (Registrant)

Date: February 12, 2003	By:	/s/ “Thomas A. Bogart”

Thomas A. Bogart,
Executive Vice-President and Chief Legal Officer